EXHIBIT 2.8


                                 PROMISSORY NOTE


                               Dated April 5, 2001

                                     Between

                              Park City Group, Inc.

                                       And

                               Cooper Capital, LLC


                                   $2,750,000

                                                                   Executed Copy



                             SECURED PROMISSORY NOTE

$2,750,000.00                                  Dated this 5th day of April, 2001

Effective January 1, 2001


         FOR VALUE RECEIVED, the receipt and sufficiency of which are hereby expressly acknowledged, Park City Group, Inc., a Delaware corporation, located at 333 Main Street, Park City, Utah 84060 (the "Maker"), promises to pay to the order of Cooper Capital, LLC ("Holder"), at 170 West Paces Ferry Road, Atlanta, Georgia 30305, or at such other place as the Holder may from time to time designate in writing, the principal sum of TWO MILLION SEVEN HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($2,750,000.00).

         Interest shall accrue on the unpaid principal balance outstanding on this Note from time to time at a per annum rate of ten percent (10%). Interest shall be payable on a monthly basis in arrears, beginning with the first interest payment on April 10, 2001 representing the interest accruing from January 1, 2001 through March 31, 2001, and continuing on the first day of each month thereafter until this Note is paid in full. Principal shall be payable in three payments as follows: (a) the first payment shall be in the amount of One Million and No/100 Dollars ($1,000,000.00) due and payable on December 20, 2001,
(b) the second payment shall be in the amount of Five Hundred Thousand and No/100 Dollars ($500,000.00) due and payable on June 20, 2002, and (c) the balance of the principal, together with all accrued but unpaid interest being due and payable on December 20, 2002. Interest shall be calculated based on a 365 day year, and shall be computed for the actual number of days in the period for which interest is charged. Principal and interest are payable in lawful money of the United States of America.

         This Note (i) is guaranteed by Cooper Fields, LLC, a Utah limited liability company ("Cooper Fields") Riverview Financial Corp., a California corporation ("Riverview"), Randall K. Fields, a Utah Resident ("Fields"), and William D. Dunlavy (each of which is individually a "Guarantor," and collectively the "Guarantors") under that certain Guaranty Agreement dated of even date herewith and delivered by the Guarantors to Holder, and is secured pursuant to the terms of those certain Security Agreements and those certain Real Estate Security Documents described on Exhibit A attached hereto, each dated of even date herewith and delivered by Maker and certain of the Guarantors to the Holder (the Guaranty Agreement, the Security Agreements, and the Real Estate Security Documents described on Exhibit A, collectively the "Security Documents").

         All payments shall be credited first to costs of collection hereof or to the costs or expenses of Holder under the Security Documents, then to accrued and unpaid interest and then to principal. Maker shall have the right to prepay all, or any portion, of the indebtedness owing under this Note at any time without penalty, with the portion of any prepayments allocated to principal being applied in reverse order of maturity.

         The failure by Maker to cure any default in payment of principal or interest when and as the same shall become due and payable or the occurrence of a breach, default or Event of Default as defined under that certain Master Agreement dated of even date herewith between Holder, Maker, Riverview, Cooper Fields, and Fields or any of the Security Documents shall be an event of default hereunder (an "Event of Default"). Upon any Event of Default, the unpaid principal balance hereof, at the option of the Holder, shall at once become due and payable. The filing of bankruptcy, receivership or similar proceedings, or an assignment for the benefit of creditors by or against the Maker or any of the Guarantors shall constitute an event of default hereunder, whereupon, all obligations hereunder shall become immediately due and payable without any action on the part of Holder.

         Maker, Guarantors, endorsers, guarantors and sureties of this Note hereby waive diligence, demand for payment, presentment for payment, protest, notice of nonpayment, notice of protest, notice of intent to accelerate, notice of acceleration, notice of dishonor, and notice of nonpayment, and all other notices or demands of any kind and expressly agree that, without in any way affecting the liability of Maker, Guarantors, endorsers, guarantors, or sureties, the Holder may extend any maturity date or the time for payment of any installment due hereunder, accept security for the performance of the obligations hereunder, release any person liable, and release any security or guaranty. Maker, Guarantors, endorsers, guarantors, and sureties waive, to the full extent permitted by law, the right to plead any and all statutes of limitations as a defense.

         No provision of this Note may be changed, discharged, terminated, or waived except in a writing signed by the party against whom enforcement of the change, discharge, termination, or waiver is sought. No failure on the part of the Holder to exercise and no delay by the Holder in exercising any right or remedy under this Note or under the law shall operate as a waiver thereof.

         If this Note is not paid when due, Maker promises to pay all costs of enforcement and collection, including but not limited to, reasonable attorneys' fees, whether or not any action or proceeding is brought to enforce this Note (including, without limitation, all such costs incurred in connection with any bankruptcy, receivership, foreclosure or other proceedings (whether at the trial or appellate level)).

         If any provision of this Note, or any of the Security Documents is unenforceable, the enforceability of the other provisions shall not be affected and they shall remain in full force and effect. If any one or more Security Documents is unenforceable against any one or more Guarantors, such enforceability shall not affect the obligation of Maker hereunder and this Note shall remain in full force and effect.

         In this Note the singular shall include the plural and the masculine shall include the feminine and neuter gender, and vice versa.

         THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF UTAH.

         This Note will be binding upon, and inure to the benefit of, the Holder, Maker, the Guarantors, and their respective successors and assigns.

         All notices referred to in this Note shall be in writing and shall be deliverable personally or by certified or registered mail, return receipt requested, postage prepaid, and will be deemed to have been given when so delivered or mailed (i) to the Maker, at its address as shown above and (ii) to the Holder of this Note, at such Holder's address as shown above (unless another address is given by Maker or Holder in a written notice given pursuant to this provision, which notice of change of address shall be effective only when received or 5 days after mailing in the manner set forth above).

         IN WITNESS WHEREOF, Maker has executed and delivered this Note under seal effective as of the day and year first above written.


                                  MAKER:

                                  Park City Group, Inc., a Delaware corporation

                                  By:  ________________________________________
                                  Title: ______________________________________

                                    EXHIBIT A

             (Attached to and forming a part of that certain Secured
                Promissory Note dated April 5, 2001, effective as
                       of January 1, 2001, and executed by
          Park City Group, Inc. for the benefit of Cooper Capital, LLC)

         List of Security Agreements and ReaL ESTATE SECURITY DOCUMENTS

1. Guaranty Agreement dated of an even date herewith, executed by Riverview Financial Corp., a California corporation, Cooper Fields, LLC, a Utah limited liability company, Randall K. Fields, a Utah resident, and William D. Dunlavy, a Utah resident, as Guarantors in favor of Cooper Capital, LLC, a Georgia limited liability company.

2. Stock Pledge and Security Agreement dated of an even date herewith, executed by Riverview Financial Corp. in favor of Cooper Capital, LLC.

3. Irrevocable Stock Power dated of an even date herewith, executed by Riverview Financial Corp. in favor of Cooper Capital, LLC.

4. Stock Certificates representing 33 1/3% of the equity and voting interests in Maker, delivered to Cooper Capital, LLC, and Stock Certificates representing that number of additional shares of Maker which, when added to the 33 1/3%, equals more than 50% of the equity and voting interests in Maker, delivered to First American Title Insurance Company, Inc., each pursuant to the terms of the Stock Pledge and Security Agreement referred to in item 2 above.

5. Membership Interest Pledge and Security Agreement dated of an even date herewith, executed by Park City Group, Inc. in favor of Cooper Capital, LLC, pertaining to all of the member interests in Cooper Fields, LLC, a Utah limited liability company.

6. Irrevocable Member Interest Stock Power dated of an even date herewith, executed by Park City Group, Inc. in favor of Cooper Capital, LLC, pertaining to all of the membership interests in Cooper Fields, LLC.

7. Stock Pledge with respect to a first priority, perfected security interest in 50% of the ownership interests in Vallarta Cuatro, Ltd, effective as of an even date herewith and to be delivered within 30 days of the date of execution hereof, executed by Randy Fields, pledging all of his interest in Vallarta Cuatro, Ltd, which interests represent 50% of the equity and voting interests in such entity, which entity owns certain real estate located in Mexico represented to Holder as a condominium valued at approximately $1,000,000.00, and located at Puerto Vallarta, Mexico, together with share certificates or similar evidence of ownership representing such 50% ownership in said entity and appropriate blank form stock powers or similar documentation sufficient to transfer ownership of such interests, and appropriate evidence of such entity's ownership of said condominium.

8. UCC financing statements relating to the security interests referred to above.